

May 22, 2024

John Schlaefer
Chief Executive Officer
GCT Semiconductor Holding, Inc.
2290 North 1st Street, Suite 201
San Jose, California 95131

> **Re: GCT Semiconductor Holding, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 17, 2024**
> **File No. 333-278809**

Dear John Schlaefer:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 6, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed May 17, 2024

General

1. We note your response to previous comment 1 and reissue comment 1 in part. Disclose that while the Sponsor/private placement investors/PIPE investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Revise your disclosure in this registration statement, including your risk factor disclosure, to adequately disclose and highlight that it is the *sponsor/private placement investors/PIPE investors* (and not just selling securityholders in general) that may experience a positive rate of return compared to public securityholders.

Plan of Distribution, page 121

2.   We note your disclosure on pages 121-122 that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best-efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Please contact Eranga Dias at 202-551-8107 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing